November 23, 2016

VIA E-MAIL

Mr. Dominic Minore

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Saratoga Investment Corp.
Registration Statement on Form N-2 (File No. 333-214182)

Dear Mr. Minore:

On behalf of Saratoga Investment Corp. (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received on November 18, 2016 regarding the Company’s Registration Statement on Form N-2 (File No. 333-214182) as filed with the SEC on October 20, 2016 (the “Registration Statement”). The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the prospectus are indicated in the Company’s responses set forth below, such revisions have been included in Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) filed concurrently herewith.

Prospectus Outside Front Cover

1. Comment: The disclosure states that the 20[XX] Notes will be the Company’s direct “senior” unsecured obligations. However, the 20[XX] Notes are not contractually senior in right of repayment to the other outstanding obligations of the Company. Additionally, the 20[XX] Notes are structurally and effectively subordinated to the existing and future indebtedness of the Company and its subsidiaries. Accordingly, please delete any reference to the 20[XX] Notes as being “senior.”

Division of Investment Management

November 23, 2016

Response: The Company has complied with this comment.

2. Comment: In the fourth paragraph, please add a plain English definition of “pari passu.”

Response: The Company has complied with this comment.

3. Comment: Also, in the fourth paragraph, clarify, if true, that the Company currently has no outstanding debt that is subordinated to the 20[XX] Notes. Further disclose whether there is a current intention to issue indebtedness that expressly provides that it is subordinated to the 20[XX] Notes. Also, briefly highlight what is meant by “effectively subordinated” and “structurally subordinated” and how such subordination affects the rights and priorities of the holders of the 20[XX] Notes.

Response: The Company has included additional disclosure confirming that the Company has no outstanding debt subordinated to the 20[XX] Notes and no current intention to issue indebtedness that expressly provides that it is subordinated to the 20[XX] Notes. The Company also expanded its disclosure to clarify the meaning of “effectively subordinated” and “structurally subordinated” and such subordination’s effects on the rights and priorities of the holders of the 20[XX] Notes.

4. Comment: The outside front cover should disclose that the 20[XX] Notes are “structurally subordinated” and are “effectively subordinated” to all existing and future indebtedness of the Company and other obligations of its subsidiaries, financing vehicles, credit and similar facilities. The outside front cover should also disclose the approximate total dollar amount, as of the offering date of the 20[XX] Notes, of all liabilities and obligations to which the 20[XX] Notes are, respectively, pari passu, structurally subordinated and effectively subordinated.

Response: The Company has complied with this comment.

5. Comment: Expand footnote (1) to the pricing table to also identify the approximate dollar amount in offering expenses on a per 20[XX] Note basis.

Response: The Company advises the Staff that it will provide this information in its final prospectus based on the total offering amount.

6. Comment: Ladenburg Thalmann & Co. Inc. should be referred to as the “Underwriter” instead of the “Sole Bookrunning Manager.”

Response: The Company and Ladenburg Thalmann expect that other underwriters will join the underwriting syndicate. The term “sole book-running manager” is an industry accepted term that is frequently used on prospectus covers to distinguish the role of the lead underwriter which “runs the book” for the offering and the other underwriters. This will be made clear at such time as the underwriting syndicate is formed and the other underwriters are printed on the cover. In addition, the Company has added disclosure on the front cover that clearly identifies Ladenburg Thalmann as an underwriter.

Prospectus Summary

Overview (page 1)

Division of Investment Management

November 23, 2016

7. Comment: Among the types of “opportunistic investments” which the Company may make, as identified in the fourth paragraph, are investments in “private equity.” Please clarify whether the Company may invest in private equity funds and, if it may, then also expand the disclosure to state that the Company will limit its investments in entities that are excluded from the definition of “investment company” under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act of 1940 (which include private equity funds) to no more than 15% of its net assets.

Response: The Company advises the Staff that it has no current intention of investing in private equity funds and has updated its disclosure in response to this comment on pages 1 and 81.

8. Comment: The prospectus summary section should also provide an explanation, in plain English, of the significance of the debt securities being structurally subordinated and effectively subordinated, specifically highlighting how such subordination affects the rights and priorities of the holders of the 20[XX] Notes.

Response: The Company has complied with this comment.

Investments (page 3)

9. Comment: Identify the percentage of the Company’s portfolio loans which have a first lien security interest for the entire amount of the loan, and describe the basis for your position that such loans are fully collateralized.

Response: The Company advises the staff that as of August 31, 2016, first lien debt investments comprised 56.2% of its portfolio. The Company notes that each of its first lien debt investments are fully collateralized in the sense that the portfolio companies in which such investments were made had an asset coverage equal to or greater than the principal amount of the related debt investment. The Company bases its assessment of the extent to which each loan is collateralized on an enterprise value analysis of such loan. Based upon that analysis, the Company is able assess a fair market value that the portfolio company would be able to demand in the event that it were sold in an arm’s length transaction. Based upon the foregoing, as of August 31, 2016, approximately 100.0% of the Company’s first lien debt investments were fully collateralized in the sense that the portfolio companies in which we held such investments had an asset coverage equal to or greater than the principal amount of the related debt investment.

Valuation Process (page 6)

Division of Investment Management

November 23, 2016

10. In your response letter, please inform the staff whether the Company’s Board of Directors will review and approve in advance the valuation methodology of any third-party pricing service it uses and confirm that the Board will regularly review the historical accuracy of its fair value methodologies. See Release No. IC-26299; “Compliance Programs of Investment Companies and Investment Advisers,” (December 17, 2003).

Response: The Company advises the Staff that the Board’s Audit Committee reviews the valuation methodologies of its valuation firms each quarter as part of its standard quarterly valuations approvals. The independent valuation firm also typically attends portions of the Board’s Audit Committee quarterly valuation meeting and responds to detailed questions from the Audit Committee. Based upon these findings, among other things, the Audit Committee recommends to the Board, and the Board ultimately approves, the fair value of the Company’s assets.

Risks Related to Our 20[XX] Notes (page 9)

11. Comment: Please place this summary risk presentation ahead of the “Risks Related to our Business and Structure” summary.

Response: The Company has complied with this comment.

12. Comment: The third bullet states that “the indenture under which the 20[XX] Notes will be issued contains limited protection for holders of the 20[XX] Notes.” Please expand the presentation of bullet point risk factors to summarize the following observations:

a.	There are significant protections afforded the Company’s other creditors that are not provided to the holders of the 20[XX] Notes. In this regard, the disclosure on pages SB- 40, and elsewhere in the prospectus, states that the Company’s other indebtedness currently provides, and that the Company’s future indebtedness may also provide, more protections for its holders than the 20[XX] Notes and the indenture under which they are issued. Among the protections that are not afforded holders of the 20[XX] Notes are additional covenants, events of default, and cross-default provisions.

b.	The issuance or incurrence of any debt with incremental protections which are not provided to the holders of the 20[XX] Notes could affect the market for and trading levels and prices of the 20[XX] Notes.

c.

The 20[XX] Notes represent the unsecured obligations of the Company. If the Company is unable to repay debt, lenders having secured obligation, such as the Credit Facility provider and the SBA, could proceed against the collateral securing those secured obligations. Substantially all of the Company’s assets are

Division of Investment Management

November 23, 2016

subject to security interests under the Company’s Credit Facility, or claims of the SBA with respect to SBA- guaranteed debentures that may be issued. Therefore, upon a default or an event of default, the holders of the 20[XX] Notes would likely not be repaid in full.

Response: The Company has complied with this comment.

Sinking Fund (page 13)

13. Comment: Disclose the significance of the statement the “20[XX] Notes will not be subject to any sinking fund;” for example, explain that no amounts will be set aside for the express purpose of repayment of principal and any unpaid interest on the 20[XX] Notes, and that repayment of the 20[XX] Notes will depend upon the financial condition of the Company and its subsidiaries as of the maturity date of the 20[XX] Notes.

Response: The Company has complied with this comment.

Risk Factors (page 19)

14. Comment: Expand the fourth sentence of the first paragraph to make clear that this section nonetheless describes the principal risk factors associated with investment in the Company specifically, as well as those factors generally associated with investment in a company with investment objectives, investment policies, capital structure or trading markets similar to the Company’s. See Item 8.3.a. of Form N-2. In this regard, add any additional risk factors as appropriate.

Response: The Company has complied with this comment.

15. Comment: The Division of Investment Management has made a number of observations about derivative related disclosure in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. Please review the observations set forth in that letter and revise your disclosure, if necessary, to describe the Company’s use and the risks of derivatives. In the alternative, confirm, in your response letter, that the prospectus accurately and specifically describes the Company’s use of derivatives in a manner customized to proposed Company operations.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company believes that its derivative disclosure is accurate and specifically describes the Company’s use of derivatives, if any, and their risks. In particular, the Company is not currently party to any derivative contracts and has not been such a party since it terminated its interest rate swap agreement in August 2011. Please see the risk factor “We may expose ourselves to risks if we engage in hedging transactions” for additional detail on this type of hedging arrangement.

Division of Investment Management

November 23, 2016

The Company confirms that it has included disclosure on the Company’s use of derivatives on page 92.

Use of Proceeds (page 41)

16. Comment: In the first paragraph, the disclosure states that the net proceeds will be used to repay a portion of the Company’s 2020 Notes and that a portion of the net proceeds may be used to reduce any of the Company’s outstanding borrowings. Please disclose the approximate dollar amount of net proceeds that will be used to repay the 2020 Notes and the Company’s other outstanding borrowings, respectively, and the interest rate and maturity of such indebtedness. See Instruction 2. to Item 7.1. of Form N-2.

Response: The Company will provide the dollar amount of the net proceeds that will be used to repay the 2020 Notes upon the determination of the size of this offering in the Company’s final prospectus.

17. Comment: The first paragraph of this section further states that “reducing our borrowings may include the repurchase of certain debt instruments that could provide us with a net gain on extinguishment of debt, and increase certain fees payable to our investment adviser.” Please expand the disclosure to provide an estimate of the dollar amount and a description of the nature of the “certain fees” payable to the Company’s investment adviser. Disclose any conflicts of interest that the payment of the “certain fees” may present with respect to any decision to repurchase the Company’s existing debt. Also disclose any conflicts of interest that may be presented regarding the timing of future repurchases of the Company’s debt, including the 20[XX] Notes. Additionally, provide similar disclosure in the “Use of Proceeds” section of the prospectus summary. Finally, in your response letter, specify the terms of the Management Agreement that provide for the payment of “certain fees” to the Company’s investment adviser where they result from the Company’s repurchase of its own indebtedness.

Response: The Company has deleted the specified disclosure in light of the fact that the extinguishment of the outstanding debt will not result in an increase of fees payable to the Adviser. Due to the fact that the Company accounts for the bonds at their par value, and would redeem any such bonds at par value, there will be no gain on extinguishment of the bonds and therefore no impact on fees payable to the Adviser.

18. Comment: The last sentence of this section states that “the supplement to this prospectus relating to an offering will more fully identify the use of proceeds from such an offering.” However, we note the offering of the 20[XX] Notes is made on a firm commitment basis. Accordingly, it appears that the last sentence of this section should be deleted or, in the alternative, please explain, in your response letter, why it should be included in the prospectus.

Response: The Company has complied with this comment.

Note About Forward-Looking Statements (page 44)

Division of Investment Management

November 23, 2016

19. Comment: Expand the disclosure presented in the last paragraph to clarify that the forward-looking statements contained in any reports that the Company may file under the Exchange Act will be excluded from the safe harbor protection provided by Section 21E of the Exchange Act.

Response: The Company has complied with this comment.

Portfolio and Investment Activity (page 56)

20. Comment: The disclosure on page 57 states that, at February 29, 2016, two Saratoga CLO portfolio investments with a fair value of $2.7 million were in default. Please reconcile this disclosure with the information presented on page 58 in the Portfolio CMR distribution table in respect of the Saratoga CLO investments. Additionally, please update the narrative disclosure on page 57 to provide Saratoga CLO portfolio investment default information at August 31, 2016.

Response: The Company advises the Staff that the above-referenced disclosure on page 57 contained a typographical error and that at February 29, 2015, rather than February 29, 2016, two Saratoga CLO portfolio investments with a fair value of $2.7 million were in default. The Company advises the Staff that the narrative disclosure on page 57 clarifies that Saratoga CLO had no portfolio investments in default at August 31, 2016.

Our Portfolio Companies (page 92)

21. Comment: Portfolio Companies in which the fair value represents greater than 5% of total assets are identified on page 95; however, the current disclosure does not appear to include all of the information required by Item 8 of Form N-2. Please revise accordingly.

Response: The Company has complied with this comment.

Management Fee and Incentive Fee (page 96)

22. Comment: The examples appearing on pages 98 and 99 relate to the calculation of the incentive fee on Pre-Incentive Fee Net Investment Income, and the interplay of the quarterly “hurdle rate” and the “catch-up” features. Based on these disclosures, it does not appear that there is an accumulation from quarter to quarter of amounts on either the hurdle rate or the parameters set by the “catch-up” mechanism or any clawback of amounts previously paid to the investment adviser if subsequent quarters are below the quarterly hurdle or the “catch-up” parameters. It also appears that there is no delay of payment to the investment adviser if prior quarters are below the quarterly hurdle or “catch-up.” Accordingly, please expand the disclosure here, and elsewhere throughout the prospectus, to reflect these observations, if true. Furthermore, assuming no accumulation of amounts on either the hurdle rate or the “catch-up” parameters from quarter to quarter, it also appears that presentation of these amounts on an “annualized” basis is inappropriate and, therefore, the parentheticals “(7.5% annualized)” and “(9.376% annualized)” should be deleted from the prospectus disclosure.

Division of Investment Management

November 23, 2016

Response: The Company has complied with this comment.

Administration Agreement (page 102)

23. The disclosure indicates that the Company reimburses the administrator for the allocable portion of overhead and other expenses incurred by the administrator in performing its obligations under the administration agreement, including rent and the allocable portion of the costs of the Company’s officers and their respective staffs, including travel expenses. In your response letter, please confirm to the staff that the Board exercises appropriate oversight with respect to the equity of the allocation methodology referenced in the administration agreement. Also confirm that the description of the allocated expenses describes fully all expenses allocated under the administration agreement.

Response: The Board reviews in detail the Company’s costs and allocation methodology both quarterly in connection with its approval of the financial statements of the Company, and annually as part of its review and approval of the Company’s Administration Agreement and Investment Advisory Agreement. The Board conducts its review of the allocation methodology pursuant to the Company’s Administration Expenses Allocation Policy (the “Expense Allocation Policy”). Pursuant to the Expense Allocation Policy, in order to determine the Company’s allocable expenses owed to the Administrator in connection with its provision of administrative services, the Board approves the appropriate amount of administrative expenses that are related to the services provided to the Company based upon the certain delineated allocation methods. Those methods include, but are not limited to, an assessment of the amount of time spent on Company specific matters by certain of the Adviser’s employees, direct costs associated with certain outsourced services performed for the Company, and an assessment of the rent and travel expenses directly attributable to the Company. The Company further advises the Staff that on October 5, 2016, the Board approved the renewal of the Administration Agreement for an additional one-year term and also reapproved and increased the cap on the payment or reimbursement of expenses by the Company thereunder from $1.3 million to $1.5 million. As a result, the Administrator is not fully reimbursed for all its costs with respect to its services to the Company. In addition, the Company confirms that the description of the allocated expenses describes fully all expenses allocated under the Administration Agreement.

Underwriting (page 145)

24. Comment: Please confirm to the staff whether FINRA has approved the underwriting terms of the Company’s offering.

Response: The Company advises the Staff that FINRA is currently reviewing the underwriting terms of the Company’s offering.

Division of Investment Management

November 23, 2016

25. Comment: The table on page 146 states that the underwriting discount (sales load) of 4% per 20[XX] Note is to be paid by “us.” Revise the disclosure to clarify who is effectively paying the underwriting discount (sales load).

Response: The Company has complied with this comment.

26. Comment: Under a section captioned “Additional Underwriter Compensation” provide a description of the terms of any agreement that the Company will have entered into with the underwriters for services other than distribution, and specify the nature of the services that the underwriter has provided or will provide thereunder that differ from typical underwriting services. Please disclose whether any such fee payable thereunder is a one-time fee or whether it is payable annually, and file all such agreements as exhibits in a pre-effective amendment to the registration statement.

Response: The Company advises the Staff that it has not entered into any agreement with the underwriter except for the distribution agreement related to the offering.

Independent Registered Public Accounting Firm (page 149)

27. Comment: Page 149 states, “Ernst & Young LLP, our independent registered public accounting firm, has audited our consolidated financial statements as of February 28, 2015 and February 28, 2014 and the three years ended February 28, 2015, February 28, 2014, and February 28, 2013 and the related senior securities table, as set forth in their reports.” Please update the disclosure to include reference to the audited consolidated financial statements for the year ended February 29, 2016.

Response: The Company has complied with this comment.

Annual Report on Form 10-K for the fiscal year ended February 29, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations (page 59)

28. Comment: Per review of the Consolidated Statements of Assets and Liabilities, the reserve account on interest receivable more than doubled from prior year. The MD&A appears to conflict with the increase in the reserve as the “Portfolio CMR distribution” color score for the “Red” category on page 59 has not changed. Additionally, no loans are noted as non-performing on page 58. In future reports, please consider including a discussion with regard to the increase in the reserve on interest receivable or additional known trends or uncertainties in operations (Reference is made to Item 303 of Regulation S-K).

Response: The Company will comply with the Staff’s comment prospectively.

Division of Investment Management

November 23, 2016

Off-balance sheet arrangements (page 74)

29. Comment: Please provide the Staff with a representation that the Company reasonably believes that its assets will provide adequate cover to allow it to satisfy all of its unfunded investment commitments. Also please provide a general explanation as to why the Company believes it can cover its unfunded commitments.

Response: The Company represents to the Staff that it believes that its assets will provide adequate coverage of all unfunded commitments. The Company’s unfunded commitments represent only a small portion of its investment activity. Moreover, a portion of the Company’s unfunded commitments are in the Company’s discretion to approve.

Consolidated Statements of Assets and Liabilities (page F-3)

30. Please confirm if there is any directors’ fees payable at year end. If there are any such payables, in future filings, these should be disclosed separately, in accordance with Regulation S-X, Article 6-04.12.

Response: The Company confirms to the Staff that minimal amounts of directors’ fees are payable at quarter end. The Company will disclose any such directors’ fees separately, in accordance with Regulation S-X, Article 6-04.12. In addition, the Company has disclosed its director fees payable in its consolidated statements of assets and liabilities in its quarterly reports on Form 10-Q since the period ended May 31, 2016.

Consolidated Schedules of Investments (page F-5)

31. Comment: The Staff noted that the Company invested in loans which have included an interest rate in the description on the Consolidated Schedule of Investments. Please confirm if these are fixed or variable rates. If the rates are variable, please include the following in future financial statements: Indicate a description of the reference rate and spread and: (1) the end of period interest rate or (2) disclose the end of period reference rate for each reference rate described in the schedule in a note to the Schedule.

Response: The Company advises the Staff that it has invested in both fixed and variable rate loans. In the future, the Company confirms to the Staff that it will include the requested descriptions of reference rate and spread and end of period interest rate.

32. Comment: Please confirm whether or not the warrants listed in the Consolidated Schedule of Investments expire. If so, please include the expiration date in the description on the Consolidated Schedule of Investments in future filings.

Response: The Company confirms that two of its warrants have expiration dates and that it will include any such expiration dates in the description on the Consolidated Schedule of Investments in future filings.

Division of Investment Management

November 23, 2016

33. The Staff noted that M/C Acquisition Corp., L.L.C. had a maturity of 3/31/15 in the 2/28/15 financial statements and in the current financial statements the maturity for this investment is 3/31/16. Have the terms of the loan changed or has this investment been restructured? Additionally, is this loan on non-accrual status or considered non-performing?

Response: The Company advises the Staff that no terms of the loan have changed or been restructured other than to extend the maturity until 3/31/18. The Company notes that the loan to M/C Acquisition Corp., L.L.C. is not on non-accrual and is not considered to be non-performing.

34. Comment: Confirm that the Company has performed an analysis as to whether the disclosure requirements of Rules 3-09 or 4-08(g) of Regulation S-X should be applied.

Response: The Company has undertaken an analysis related to Rules 3-09, 4-08(g) and 10-01(b) of Regulation S-X and confirms that no additional financial disclosure relating to its investment portfolio is required to be included in the Registration Statement as a result thereof.

Notes to Consolidated Financial Statements (page F-9)

35. Comment: The Staff noted that the Organization note referenced Delaware tax blockers and stated that such blockers were consolidated for accounting purposes. However, in the basis of presentation note, the tax blockers were not named as a subsidiary in the consolidation disclosure. Please confirm that the Delaware tax blockers were consolidated for reporting purposes. Please confirm if there was any income tax associated with the blockers and, if any, the presentation of such taxes.

Response: The Company advises the Staff that its Delaware tax blockers are consolidated for tax purposes. The Company notes that the Delaware tax blockers have not been presented separately because the amount of income tax attributable to these blockers have been determined to be immaterial at this stage.

Notes to Consolidated Financial Statements (page F-17)

36. Comment: Per ASC 820-10-50-2, within the Level 3 reconciliation, the change in unrealized appreciation (depreciation) on investments still held at period end should be shown by class not in aggregate across the fund. Please update in future financial statements.

Response: The Company confirms that such disclosure will be provided prospectively.

37. Comment: The Staff noted transfers in and transfers out of the Level 3 reconciliation. In future reports, please include the reasons for those transfers in accordance with ASC 820-10-50-2(c)(3).

Division of Investment Management

November 23, 2016

Response: The Company confirms that such disclosure will be provided prospectively.

*        *        *

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0805 or Payam Siadatpour at (202) 383-0278.

Sincerely,

/s/ Harry S. Pangas

Harry S. Pangas

cc:	Henri Steenkamp

Chief Financial Officer

Saratoga Investment Corp.

Payam Siadatpour